September 5, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated September 3, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Nineth Comment Letter”) to the Company dated September 3, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 8) (the “Registration Statement”) filed by the Company with the SEC on August 24, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Eight Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Eight Comment Letter.

In addition, the Company has amended the Registration Statement to make some minor corrections and clarifications.

Amendment No. 8 to Registration Statement on Form F-1

Consolidated Statements of Financial Position

For the Six Months Ended June 30, 2024 and June 30, 2023, page 142

1.The line item for “Fixed assets, net” is presented outside of current and long-term assets. Please classify as one or the other and reference any revisions in your response. Refer to IAS 1.

Response: The Company has revised the presentation of the June 2024 financial statements and moved the fixed assets to the long-term assets category.

Note 11. Share Capital
Warrants Outstanding, page 165

2.We have reviewed your response to prior comment 8. The comment remains outstanding, and we are reissuing the comment. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in warrants exercisable to purchase one share of common stock of the Company at $12 CAD, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. However, this does not recalculate based on your previously reported amounts in Amendment No. 7 to the Registration Statement on Form F-1. You previously reported a warrant to purchase one share of the Company’s common stock at a share price of $2.00 USD or $2.71 CAD, which does not appear to recalculate to $12 CAD or $8.77 USD. This comment also applies to the disclosure for Warrants Outstanding on page 200 and disclosures for Propal Investments LLC Loan on other pages of your filing. Please revise or advise. In addition, reference any revisions in your response.

Response:  We are informed that, while the debt was issued in US dollars, the warrants are exercisable in Canadian dollars given that, at the time, the Company was considering a Canadian listing. Hence, the disclosure presented is accurate as the warrants were exercisable at a price of CDN$2 pre-reverse split and are exercisable at a price of CDN$12 post-reverse spilt, the updated US equivalent being US$8.77 based on the conversion rate of US$1 to $1.368 at the balance sheet date.

21. Subsequent Events, page 176

3.We have reviewed your response to prior comment 2. In addition, you disclose the following, which does not appear to be consistent with each other. Please revise or advise and reference any revisions in your response:

•The Company had 17,080,221 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of June 30, 2024.

•This prospectus relates to the registration of the resale of up 17,372,050 shares of our common stock on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants.

Response: We are informed that the subsequent events note on page 172 of the Registration Statement has been amended to clarify that the Company has 17,663,879 shares of common stock outstanding on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants. The Company inadvertently missed including the 291,829 shares issued in the July 31, 2024 private placement.

4.We have reviewed your response to prior comment 2. Your Consolidated Income Statements of Comprehensive Loss discloses common shares outstanding of 17,016,499 as of June 30, 2024 and 16,843,182 as of December 31, 2023. However, pages 176, 186, and 207 do not quantify these amounts consistently in the following disclosures. Please revise or advise and reference any revisions in your response:

•The Company had 17,080,221 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of June 30, 2024.

•The Company has 16,843,182 shares of common stock on a post reverse stock split basis as of December 31, 2023, including 63,722 shares issuable upon exercise of outstanding warrants.

Response:   We are informed that the Registration Statement has been amended throughout (including on pages 176, 186 and 207) to clarify that the Company had (i) 16,906,904 shares of common stock outstanding on a post-reverse split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of December 31, 2023 (ii) 17,080,221 shares of common stock outstanding on a post-reverse split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of June 30, 2024, and (iii) 17,663,879 shares of common stock are currently outstanding on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants.

Convertible Debt Table, page 199

5.Your response to prior comment 11 states that you have amended to correct for an inadvertent error. However, you disclose the number of shares debt can convert to be 700,988. This does not recalculate based on your previously reported amount of 2,388,982 in the table on page 193 of Amendment No. 7 to the Registration Statement on Form F-1.Please revise or advise and reconcile those changes to the amounts previously reported in your response.

Response:  We are informed that the 2,388,982 amount was based on an incorrect calculation and that the Company has revised the calculation to include a 20% discount since all these debts have stock issuances at a 20% discount. This assumes all potentially convertible debt was converted as of June 30, 2024. Other assumptions include a common stock market price of $10.28 USD or CDN$14.06 per share and a USD to Canadian conversion rate $1.368 as of June 30, 2024.

Notes

For the Years Ended December 31, 2023, and 2022

Note 11. Share Capital Outstanding, page 199

6.Your response to prior comment 7 explains that you have revised your disclosure to state the low sales price was $1.44. However, the comment remains outstanding, and we are reissuing the comment. You disclose a share price of $1.44 for shares issued and outstanding on January 1, 2022, here and in other parts of the filing. However, on page 2, you disclose that based on information available to you, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis. Please revise or advise as the price of $1.44 does not appear to fall within the range of $1.71 and $10.28. In addition, reference any revisions in your response.

Response:  We are informed the $1.71 price on page 2 of the Registration Statement was an error and the actual low price of the Company's shares during the period was $1.44 CDN. For consistency of disclosure on the page, the Company has deleted the reference to $1.71 on page 2 of the Registration Statement and replaced it with US$1.14, which is the US equivalent of $1.44 referenced previously.

12. Stock Compensation, page 200

7.We have reviewed your response to prior comment 1. You disclose that during January 2022, you issued 185,000 common shares of the Company to your officers and board of directors at a price of $1.44 per share. Additionally, you disclose that “Based on information available to us, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis”. Please tell us why the price you have used to calculate the stock-based compensation fall below the low sales prices from January 1, 2022 through July 25, 2024. Reference any revisions in your response.

Response:   As noted above, the $1.71 price on page 2 of the Registration Statement was an error and the actual low price of the Company's shares during the period was $1.44, which was the price used in calculating the stock-based compensation paid to the Company's directors and officers.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.